SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/5/23


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,318,969
9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,318,969


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,318,969 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.66%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,078,960

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,078,960


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,078,960 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.34%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,067,320

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,067,320


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,067,320 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.34%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of MFS High Yield Municipal Trust
("CMU" or the "Issuer").

The principal executive offices of CMU are located at 111 Huntington Avenue
Boston Massachusetts 02199


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority.


ITEM 4. PURPOSE OF TRANSACTION

An affiliate of the Reporting Parties intends to nominate certain individuals to serve as Trustees and to submit a non-binding proposal to shareholders at the Annual Meeting. See exhibit B.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 1/19/2023 there were 28,325,314 shares of common stock outstanding as of 11/30/22. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of July 14, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 1,318,969 shares of CMU (representing 4.66% of CMU's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of July 14, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 2,078,960 shares of CMU (representing 7.34% of CMU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 1,318,969 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of CMU's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 759,991 shares.


c) During the past 60 days the following shares of CMU were bought.

Date			Shares		 Price
7/14/2023		106,000		3.2520
7/14/2023		8,000		3.2497
7/14/2023		46,861		3.2496
7/13/2023		350,000		3.2891
7/13/2023		7,919		3.2664
7/12/2023		6,607		3.2677
7/12/2023		5,033		3.2699
7/11/2023		43,356		3.2541
7/11/2023		11,665		3.2570
7/10/2023		13,442		3.2047
7/7/2023		30,982		3.1994
7/6/2023		23,763		3.1742
7/5/2023		16,315		3.2047
7/3/2023		2,017		3.2100
6/30/2023		30,344		3.2096
6/29/2023		36,409		3.2095
6/26/2023		5,810		3.2095
6/23/2023		704		3.2000
6/22/2023		2,000		3.1860
6/21/2023		5,028		3.1792
6/20/2023		5,347		3.1800
6/16/2023		16,787		3.1794
5/22/2023		1,297		3.1600
5/17/2023		63,207		3.2001


d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/17/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 17th day of July, 2023, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of MFS High Yield Municipal Trust (CMU), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of CMU;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner



Exhibit B:

Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202

                                                     July 10, 2023

Heidi W. Hardin, Secretary
MFS High Yield Municipal Trust
111 Huntington Avenue
Boston, Massachusetts 02199

Dear Ms. Hardin:

Special Opportunities Fund (the Fund) beneficially owns and is entitled to vote 617,138 shares of MFS High Yield Municipal Trust (the Trust).

Please be advised that the Fund intends to arrange for a representative to attend the 2023 Annual Meeting of Shareholders in person or by proxy and to nominate the following persons for election as Trustees of the Trust and present the proposal set forth below.

Paul Poole, 57, DOB:May 5, 1966, 17 Quaker Lane, Chappaqua, NY 10514

Jake Pampinella, 21, DOB: August 24, 2001, 267 84 Street, Brooklyn, NY 11209

The business and residential addresses of the nominees are the same and each is a U.S. citizen. Except as set forth in the balance of this paragraph, the information requested in Section (2.2)(c) of the Trust's By-Laws is inapplicable as to either nominee. Neither nominee owns shares of the Trust or is or will be an interested person of the Trust. There are no arrangements or understandings between the Fund or any other person pursuant to which the nomination of either proposed nominee will be presented. Should they be elected as Trustees, there are no arrangements with anyone regarding their duties to the Trust. To our knowledge, there is no additional information about either nominee (or the Fund) that is, or will be, required by any SEC rule or regulation in connection with any proxy statement or other filing made in connection with solicitation of proxies for election of Trustees or directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.1

The Fund also intends to submit the following non-binding proposal at the Annual Meeting for a vote of the shareholders: "The board shall consider authorizing a liquidity event that will allow shareholders to monetize a significant percentage of their shares at or close to net asset value." With the Trust's current discount at about 14%, the purpose of this proposal is self-evident.

Please advise us if you or a representative of the Board would like to discuss any of the above matters or would like any additional information about our nominees or proposal.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Chairman

Footnote:
1 In addition, it is premature to demand the information set forth in subsection (i)(C) and (D) because such information cannot be accurately determined until a proxy statement is actually prepared. Moreover, we question whether there is a legitimate business purpose for requiring such information to be provided to anyone other than shareholders of the Trust. However, we will endeavor to ensure that all proxy materials disseminated to shareholders in connection with our nominations and proposal complies with Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.